DiVall Insured Income Properties 2, L.P.
Quarterly News

A Publication of The Provo Group, Inc. **May 16, 2016**

2016 First Quarter Distribution will be $600,000, or $12.96 per unit

Total percentage rents earned in 2015 were $549,289 up from $500,746 in 2014. The increase is attributable to stronger sales volume across multiple Wendy's locations inside our portfolio of properties. Cash received from the percentage rents will be distributed to the limited partners as part of the first quarter distribution, scheduled to be mailed on May 16, 2016.

For 2016, our first quarter earnings were higher than in the first quarter of 2015, primarily due to lower audit fees and decreased professional fees related to SEC filings.

As a result, the first quarter distribution will be $12.96 per unit, which is comprised of $11.88 per unit from 2015 annual percentage rents and $1.08 per unit from Q1 operations.

As expected, we received notice in February, that Wendy's will not be renewing the lease that expires in November 2016, on our Martinez, GA, property.

Distribution Highlights...

- **$600,000 ($12.96 per unit)** will be distributed for the first quarter of 2016 on or about May 16, 2016.
- Since the partnership's initial capital raise of $46 million in the early 1990's, the partnership has distributed approximately $75 million to investors, from both operations and strategic sales.

Additional financial information can be accessed...

For further Quarterly 2016 unaudited financial information, see the Partnership's interim financial reports filed on form 10-Q. A copy of these filings and other public reports can be viewed and printed free of charge at the Partnership's website at www.divallproperties.com or at the SEC's website at www.sec.gov. The Partnership's 2015 Annual Report on Form 10-K was filed with the SEC on March 25, 2016. These reports can also be accessed via the websites listed.

FORWARD LOOKING STATEMENTS

Forward-looking statements may differ materially from actual results. Investors are cautioned not to place undue reliance on forward-looking statements, which reflect the Partnership's management's view only as of May 16, 2016, the date this newsletter was sent for printing and mail assembly The Partnership undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this newsletter include changes in general economic conditions, changes in real estate conditions and markets, inability of current tenants to meet financial obligations, inability to obtain new tenants upon the expiration of existing leases, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flow.

INSIDE THIS ISSUE

2 Questions & Answers

2 Contact Information

DiVall Insured Income Properties 2, L.P.
Page 1

QUESTIONS & ANSWERS

❖	When can I expect to receive my next distribution mailing?
Your distribution correspondence for the Second Quarter of 2016 is scheduled to be mailed on or about August 15, 2016.

❖	When will the Partnership mail the 2015 K-1’s?
2015 K-1’s were mailed to investors in the first week of March 2016.

❖	What was the estimated December 31, 2015 Net Unit Value (“NUV”)?
Management has estimated the December 31, 2015 Net Unit Value of each interest of the Partnership to approximate $340. Please note that the estimated year-end NUV should be adjusted (reduced) for any subsequent property sale(s) or applicable impairment write-downs during the following year. As with any valuation methodology, the General Partner’s methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated NUV. Accordingly, with respect to the estimated NUV, the Partnership can give no assurance that:

●	an investor would be able to resell his or her units at this estimated NUV;
●	an investor would ultimately realize distributions per unit equal to the Partnership’s estimated NUV per unit upon the liquidation of all of the Partnership’s assets and settlement of its liabilities;
●	the Partnership’s units would trade at the estimated NUV per unit in a secondary market; or
●	the methodology used to estimate the Partnership’s NUV per unit would be acceptable to FINRA or under ERISA for compliance with their respective reporting requirements.

❖	How can I obtain hard copies of Quarterly and Annual Reports or other SEC filings?
Please visit the Investor Relations page at the Partnership website at www.divallproperties.com or the SEC website at www.sec.gov to print a copy of the report(s) or contact Investor Relations.

❖	What is the meaning of the word “Insured” in the name of this investment?
In the offering materials from the late 1980’s, sponsored by the former general partners, there was a representation (but no “guarantee”) that the Partnership would seek to insure rents from vacant properties. Although, there was some initial availability of very restrictive and limited (one year) insurance, that availability vanished in the early 1990’s.
In other words, the former general partners were “fast and loose” with professing the concept of “Insured” and the next and final partnership they sold did not use the term in the investment’s name.

❖	How do I have a question answered in the next Newsletter?
Please e-mail your specific question to Lynette DeRose at lderose@theprovogroup.com or visit the Investor Relations page at www.divallproperties.com.

❖	I’ve moved. How do I update my account registration?
Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

❖	If I have questions or comments, how can I reach DiVall Investor Relations?
You can reach DiVall Investor Relations at the address and/or number(s) listed below.

CONTACT INFORMATION

MAIL:	DiVall Investor Relations	PHONE:	1-800-547-7686
	c/o Phoenix American Financial Services, Inc.	FAX:	1-415-485-4553
2401 Kerner Blvd.
San Rafael, CA 94901

 DiVall Insured Income Properties 2, L.P.